VERTEX PHARMACEUTICALS INCORPORATED 130 WAVERLY STREET • CAMBRIDGE, MA 02139-4242 TEL. 617-444-6100 • FAX 617-444-6483 http://www.vrtx.com

February 14, 2005

Filed by EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
    Attn: Sonia Barros, Esq.

Re:	Vertex Pharmaceuticals Registration Statement on Form S-3/A SEC File No. 333-120055

Ladies and Gentlemen:

        Enclosed please find pre-effective Amendment No. 2 to the Registration Statement on Form S-3/A of Vertex Pharmaceuticals Incorporated (the "Registrant"), registration number 333-120055 (the "Amended Registration Statement"). The Amended Registration Statement addresses a comment set forth in a certain letter from the staff of the Securities and Exchange Commission (the "Staff") to the Registrant, dated February 10, 2005 (the "Comment Letter"). The sole comment in the Comment Letter stated as follows:

  Comment
  1.

      We note your response to our prior comment 1. Please revise your disclosure to state which selling stockholders are registered broker-dealers and which are only affiliates of broker-dealers. In particular, we refer to your disclosure in footnote 3 to the selling security holder table. It should be clear from your disclosure who is a broker-dealer and who is an affiliate of a broker-dealer.

  Response
  1.

        The Amended Registration Statement has been modified accordingly. Specifically, footnote 3 to the selling security holder table in the Amended Registration Statement now notes that the selling security holders indicated by footnote 3 are each affiliates of registered-broker dealers. The Registrant draws the Staff's attention to the disclosure set forth in footnote 2 (which indicates that UBS Securities LLC is a registered broker-dealer).

        Other amendments set forth in the Amended Registration Statement update the discussion of the Registrant's business since the prior amendment to the Registration Statement, and include the identity of certain selling security holders identified by the Registration following the prior amendment to the Registration Statement.

        The Registrant hereby requests that the Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3/A to become effective at 3:00 p.m., Eastern Time, on February 14, 2004, or as soon thereafter as practicable.

Very truly yours,
/s/ JEFFREY P. DONOHUE
Jeffrey P. Donohue